THOMPSON COBURN LLP

One US Bank Plaza

St. Louis, MO  63101

(314) 552-6295

April 6, 2006

VIA EDGAR  CORRESPONDENCE

Linda Stirling, Esq.

Securities and Exchange Commission

Division of Investment Management

450 5th Street, NW, 5-6

Washington, DC  20549

Re:  YieldQuest Funds Trust (SEC File Nos. 811-21771 and 333-125172)

Dear  Linda:

            We are responding to your telephone comments received on Post-Effective Amendment No. 3 to the Form N-1A registration statement of YieldQuest Funds Trust (the “Trust”) in respect of its series, YieldQuest Core Equity Fund, YieldQuest Total Return Bond Fund and YieldQuest Tax-Exempt Bond Fund (each a “Fund” and, collectively, the “Funds”).  Our responses to your comments are set forth below.

Prospectus

            Comment:  In the section “Principal Strategies” for each Fund, expand on the definitions of equity real estate investment trusts (“REITs”) and mortgage REITs.

            Response:  As requested, we have revised the discussion in each Fund’s “Principal Strategies” section to define these REITs as follows:

Equity REITs purchase or lease land and buildings and generate income primarily from rental income.  Equity REITs may also realize capital gains (or losses) when selling property that has appreciated (or depreciated) in value.  These securities typically trade like stocks on a major exchange.

Mortgage REITs invest in real estate mortgages and generate income primarily from interest payments on mortgage loans.

            Comment:  In the “Principal Risks” section under “Real Estate Investment Trusts Risk,” clarify whether mortgage REITs are subject to the risk of prepayment.  Also, expand on the “management skills” upon which REITs may be dependent.

            Response:  As requested, we have revised this risk factor as follows:

Real Estate Investment Trust (REIT) Risk  - Equity REITs may be affected by changes in the value of the properties they own, among other factors, and their prices tend to go up and down.  A REIT’s performance depends on the types and locations of the properties it owns and on how well it manages those properties.  A decline in rental income may occur because of extended vacancies, increased competition from other properties, tenants’ failure to pay rent or poor management.  As such, REITs typically are dependent upon the skills of management in selecting prime real estate, as well as in managing such real estate.  A REIT’s performance also depends on its ability to finance property purchases and renovations and manage its cash flows.  Because REITs typically invest in a limited number of projects or in a particular market segment, they are more susceptible to adverse developments affecting a single project or market segment than more broadly diversified investments.  REITs that invest in mortgages may be affected by the quality of any credit extended, due to possible default by borrowers, as well as the risk that the borrowers on the mortgages held by the REIT may pre-pay the principal as a result of changes in prevailing market interest rates.

            Comment:  In the footnote relating to the fee table, disclose the actual date when the current fee waiver and/or expense reimbursement agreement will expire.

            Response:  As requested, we have disclosed that the advisor’s current contractual fee waiver and expense reimbursement agreement will expire on October 31, 2007.

Statement of Additional Information

            Comment:  In the section “The Investment Advisor,” state the criteria for determining the portfolio manager’s compensation; and disclose any conflicts of interest that may arise in allocation of available time between managing the Funds and other private accounts of the adviser.

            Response:  As requested, we have revised the SAI disclosure relating to the portfolio manager’s compensation and potential conflicts of interest as follows:

The Portfolio Manager, as the primary owner of the Advisor, is compensated by the Advisor based solely on a percentage share of profits, if any, that are realized by the Advisor, equal to the Portfolio Manager’s percentage ownership of the Advisor.  As with all other employees of the Advisor, the Portfolio Manager also participates in the Advisor’s profit sharing and other benefit plans.

In addition to managing the Funds’ portfolios, the Portfolio Manager also provides investment advisory and brokerage services to clients of the Adviser and its affiliated broker-dealer. Conflicts may arise as a result of the Portfolio Manager’s multiple roles in managing the Funds and servicing other client accounts with respect to his allocation of time among such clients.  Due to similarities in the investment strategies of the Funds and certain client accounts, however, certain of the Portfolio Manager’s duties typically overlap.  When combining responsibilities such as research and stock selection, the Portfolio Manager believes that he has the ability to provide both the Funds and other clients with more thorough research and stock selection.

            Comment:  In the section “Trustees and Officers,” disclose each trustee’s age or date of birth; and the name of the trustee who serves on the valuation committee.

            Response:   As requested, we will disclose each trustee’s date of birth in the SAI chart.  As we discussed, the Trust’s Good Faith Pricing Guidelines establish a Valuation Committee of the Board of Trustees, and the Guidelines further provide that the Committee may consist of any one Trustee.   The Guidelines are flexible because the Board of Trustees is small, with only three members, and if the adviser needs to obtain approval of the Valuation Committee with respect to a good faith price on short notice, and any one Trustee may not be available.

            Comment:  In the section “Portfolio Transactions and Brokerage,” clarify the second sentence.

            Response:  As requested, we have revised this paragraph as follows

            Subject to policies established by the Board of Trustees, the Advisor is responsible for each Fund’s portfolio decisions and the placing of each Fund’s portfolio transactions.  The Advisor typically executes each Fund’s portfolio transactions through its affiliated broker-dealer, YieldQuest Securities LLC, on an agency basis; while principal trades on behalf of the Funds are executed solely through independent broker-dealers.  In placing portfolio transactions, the Advisor seeks the best qualitative execution for the Funds, …..

OTHER DISCLOSURES

Comment:  Include a “Tandy” representation from each Fund with respect to the Commission Staff comments on the Fund’s filing.

Response:  As requested, attached as Exhibit A is a “Tandy” representation signed by an officer of the Trust.

            We trust that our responses satisfactorily resolve the issues you raised.  If not, please advise and we will further revise.  We appreciate your assistance in meeting our target effective date of April 7, 2006.   Please call me at 314-552-6295 or Rita Kazembe in my office at 314-552-6077 if you have any questions relating to this letter.

Sincerely,

THOMPSON COBURN LLP

/s/  Dee Anne Sjögren

Exhibit A

 YIELDQUEST FUNDS TRUST

            In connection with Post-Effective Amendment No. 3 on Form N-1A of the registration statement of the YieldQuest Funds Trust filed on behalf of it series, YieldQuest Core Equity Fund, YieldQuest Total Return Bond Fund and YieldQuest Tax-Exempt Bond Fund (each a “Fund” and collectively, the “Funds”), the undersigned hereby states as follows:

1.   Each Fund acknowledges that all disclosures contained in the registration statement with respect to such Fund are the responsibility of the Fund;

2.   Each Fund acknowledges that, by declaring the registration statement effective, the Securities and Exchange Commission (“SEC”) does not relieve the Fund from its responsibility for the disclosures included therein; and

3.   Each Fund hereby represents and warrants that, in the event the SEC takes action against the Fund, the Fund will not assert the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.

                                                                                    YIELDQUEST FUNDS TRUST

                                                                          By:      /s/ David Summers, Treasurer